Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-7113	E-Mail Address ghorowitz@stblaw.com

April 28, 2014

VIA FEDEX, facsimile AND EDGAR

Re:	Sentio Healthcare Properties, Inc.
Schedule TO-I filed April 10, 2014
Filed by Sentinel RE Investment Holdings LP
File No. 5-86618

Nicholas P. Panos Senior Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Dear Mr. Panos:

On behalf of Sentinel RE Investment Holdings LP (the “KKR Investor”), we are hereby providing the following responses to your comment letter dated April 19, 2014 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on April 10, 2014, relating to a tender offer (the “Tender Offer”) by Sentio Healthcare Properties, Inc. (the “Company”) for up to $35 million of its common stock, par value $0.01 per share (the “Common Stock”). To assist your review, we have retyped the text of the Staff’s comments in italics below. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s Offer to Purchase dated April 10, 2014 (the “Offer to Purchase”) relating to the Tender Offer, respectively. All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	2	April 28, 2014

In addition, concurrently herewith and in response to the Staff’s comments, we are re-transmitting via EDGAR the Schedule TO with a SC TO-T header tag.

Schedule TO

Introductory Statement

1.	We noticed the identification of the KKR Investor, as defined in your filing, as a potential bidder with the meaning of Rule 14d-1(g)(2) and corresponding inclusion of the KKR Investor on the cover page of the Schedule TO as an Offeror as required by Instruction K.1. Notwithstanding the recognition of the KKR Investor as a third party bidder, an EDGAR header tag error appears to have occurred given the duplicate filing designation of SC TO-I. The Schedule TO should be re-filed on behalf of the KKR Investor with the SC TO-T tag.

In response to the Staff’s comment, the KKR Investor is re-filing the Schedule TO with the SC TO-T header tag.

2.	Please confirm for us that the KKR Investor, when it re-submits the Schedule TO, will comply with all applicable regulatory requirements under Section 14(d) and Regulation 14D, as well as all disclosure requirements in Schedule TO applicable to third party bidders. For example, the disclosure regarding withdrawal rights should reflect the statutory time period reflected in Section 14(d)(5). The revised disclosure and/or reply letter also should indicate how the KKR Investor has met its burden under Rule 14d-4 to publish, send or give the disclosure required by Rule 14d-6 and how it satisfied its obligation to disseminate any material changes to such information in a manner reasonably designed to inform security holders of such change as required by Rule 14d-4(d). The KKR investor should also confirm it has complied with all line item disclosure requirements within SC TO, and explain in the reply letter the basis upon which it has apparently concluded that its financial statements are immaterial and therefore not required to be disclosed under Item 10 of Schedule TO.

Securities and Exchange Commission	3	April 28, 2014

The KKR Investor otherwise believes that the Schedule TO filed on April 10, 2014, complies with all applicable regulatory requirements under Section 14(d) and Regulation 14D, as well as all disclosure requirements in Schedule TO applicable to third party bidders. With respect to the statutory time period for withdrawal reflected in Section 14(d)(5), we refer the Staff to the third sentence of Section 4 of the Offer to Purchase, captioned “Withdrawal Rights”.

Because the Company is a bidder in the Tender Offer, the Company and the KKR Investor have jointly undertaken to disseminate the disclosure required by Rule 13e-4(d) and Rule 14d-6 by mail in accordance with Rule 13e-4(e)(ii) and Rule 14d-5(b), in satisfaction of the Company’s and the KKR Investor’s respective obligations under Rule 13e-4(e) and Rule 14d-4. Notwithstanding that the KKR Investor has not formally requested the use of stockholder lists and security positions from the Company pursuant to Rule 14d-5(a), the KKR Investor intends to satisfy its obligation to disseminate any material change to such information in a manner reasonably designed to inform security holders of such change as required by Rule 14d-4(d) by mailing disclosure of such changes to the security holders jointly with the Company in a manner consistent with Rule 14d-4(d)(i).

The KKR Investor believes that it has complied with all line item disclosure requirements within Schedule TO. The KKR Investor acknowledges that up to $29 million of the financing for the Tender Offer will be drawn from an existing commitment from the KKR Investor to acquire up to $178.9 million of the Company’s subsidiary operating partnership’s 7.5% Series B Convertible Preferred Units (the “Series B Preferred Units”) pursuant to a Securities Purchase Agreement entered into on February 10, 2014, as amended on April 8, 2014 (the “KKR Commitment”). However, the KKR Investor has concluded for the following reasons that its financial statements are immaterial to a security holder’s decision whether to sell, tender or hold the securities sought. The KKR Investor notes that the offer consists solely of cash, and is not subject to any financing condition. While the offer is not for all of the outstanding Shares, as would be required to satisfy the safe harbor set forth in Instruction (b) to Item 10 of Schedule TO, the KKR Investor is not an unknown party seeking to acquire control of the Company. The KKR Investor already holds a material interest in the Company through its existing investment in the Company’s 3% Senior Cumulative Preferred Stock, Series C, $0.01 par value per share (the “Series C Preferred Stock”) and Series B Preferred Units and, through that investment, is entitled to elect two members of the Company’s board of directors. Indeed, the existing KKR Commitment contemplates that the KKR Investor may acquire a majority of the Company’s voting securities regardless of the outcome of the Tender Offer.

The KKR Investor also does not believe that disclosure of financial statements would be useful for security holders in determining whether to tender Shares in the Tender Offer. The KKR Investor is a holding company with assets comprised solely of 247,000 Series B Preferred Units, 1,000 shares of Series C Preferred Stock and commitments from its limited partners sufficient to satisfy the remaining amount of the KKR Commitment and liabilities comprised solely of the remaining amount of the KKR Commitment, currently equal to $154.2 million. Because the KKR Investor has no operations, its financial statements are irrelevant. The commitments of the KKR Investor’s limited partners are ultimately sourced from multiple and diverse investors, ranging from individuals, pension funds, institutional investors, investment funds and a publicly reporting company, and obtaining the financial statements of each of these investors would be impractical both because of the number of investors involved and because the KKR Investor has no contractual rights to require those investors to provide such financial statements.

Securities and Exchange Commission	4	April 28, 2014

Finally, as noted in the Offer to Purchase, the Company’s Shares are not, and are not currently expected to be, listed for trading on any securities exchange or over-the-counter market. Because of the illiquid nature of an investment in Shares, the risk that tendering Shares will limit a security holder’s ability to sell Shares in another manner is substantially reduced.

Purpose of the Offer, page 7

3.	Rule 13e-3(a)(3) defines a Rule 13e-3 transaction to include a series of transactions that are reasonably likely or are undertaken with a purpose of producing one of the two effects specified in Rule 13e-3(a)(3)(ii). The existing disclosure under Item 13 of Schedule TO indicates that the requirement to provide information pursuant to Schedule 13E-3 is inapplicable. Please provide us with a brief legal analysis on behalf of the KKR Investor explaining whether or not the instant transaction is the first step in a series of transactions that will result in the application of Rule 13e-3 to this tender offer. In providing a response, please address the fact that the amount the offerors are seeking to purchase represents approximately 32.8% of the subject class of the issuer’s outstanding shares. In addition, please address the extent to which the amount by which the KKR Investor’s beneficial ownership will increase in relation to its current 16.4% level if the tender offer is fully subscribed was a consideration in determining the apparent absence of a first step.

Securities and Exchange Commission	5	April 28, 2014

Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers):

(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 . . . , or causing the reporting obligations with respect to such class to become eligible for . . . suspension under Rule 12h-3 or section 15(d); or

(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

More specifically, Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to be held of record by less than 300 persons. As of April 10, 2014, the commencement date of the Company’s tender offer, the Company advised the KKR Investor that the number of holders of record of the company’s common stock was 3,595, as determined pursuant to Rule 12g5-1. Even in the extremely unlikely event that the tender offer were fully subscribed as a result of tenders by the stockholders owning the fewest shares per holder, the Company would still have over 1,065 stockholders of record. Because of this, the instant tender offer cannot produce the effect described in Rule 13e-3(a)(3)(ii)(A).

Furthermore, the instant tender offer is not a part of a series of transactions that have either a reasonable likelihood or a purpose of producing the effect described in Rule 13e-3(a)(3)(ii)(A). You have noted that the tender offer might be considered part of a series of transactions involving the KKR Investor that are summarized under the heading “Certain Effects of the Offer” beginning on page 8 of the Offer to Purchase (which transactions the Company refers to generally as the “KKR Equity Commitment”). As disclosed in the Offer to Purchase, if the tender offer is fully subscribed, and if the maximum amount is drawn by the Company under the KKR Equity Commitment, then the KKR Investor and its affiliates would hold 67.8% of the Company’s voting capital stock as well as the same percentage of the Company’s as-converted common stock by virtue of the KKR Investor’s combined interests in the Series C Preferred Stock and Series B Preferred Units. However, the Company’s decision to draw funds by selling additional units of limited partnership interest in its operating partnership to the KKR Investor pursuant to the KKR Equity Commitment will not result in the overall number of the Company’s common stockholders declining, only in the KKR Investor’s proportionate voting and economic interest increasing. Therefore, even if, as described above, the tender offer were fully subscribed as a result of tenders by the stockholders who own the fewest shares per holder, and the KKR Equity Commitment were fully funded, the Company would still have well in excess of 300 stockholders of record. The KKR Investor also notes that, because Section 11.1 of the Company’s Articles of Amendment and Restatement as in effect on April 28, 2014, expressly eliminates any supermajority voting otherwise required or permitted by law in favor of approval of any matter by the affirmative vote of the holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter, the possible ownership by the KKR Investor of 67.8% of the Company’s voting capital stock would not entitle the KKR Investor to any voting rights that would not otherwise be available to the KKR Investor if it acquired greater than 50% of the Company’s voting capital stock pursuant to the KKR Commitment absent the Tender Offer.

Securities and Exchange Commission	6	April 28, 2014

Similarly, the purpose of the KKR Equity Commitment is not to produce the effect described in Rule 13e-3(a)(3)(ii)(A). On the contrary, as described on page 10 of the Offer to Purchase, one of the key rights accorded to the KKR Investor in connection with the KKR Equity Commitment is the ability, beginning in July 2017 to cause the Company to initiate a listing of the Company’s common stock on a national stock exchange, or a process to sell all or substantially all of the Company’s assets. Such a potential listing would necessitate that the Company have in excess of 300 stockholders of record. On the other hand, in the event that in the future the Company were to initiate an asset sale process in response to the exercise by the KKR Investor of its rights, such a transaction—which we have been informed the Company’s board of directors is not presently entertaining or negotiating—would constitute a transaction separate from the instant tender offer, and would be subject to a separate analysis to determine the applicability of Rule 13e-3.

We note that this transaction cannot produce the effect specified in Rule 13e-3(a)(3)(ii)(B), because, as of the date of commencement of the tender offer, none of the Company’s equity securities were listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

The undersigned, on behalf of the KKR Investor, hereby acknowledges that:

•	the KKR Investor is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the KKR Investor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission	7	April 28, 2014

Please do not hesitate to call Gary Horowitz at (212) 455-7113 with any questions or further comments you may have regarding the Schedule TO or if you wish to discuss the above responses.

Very truly yours,

/s/ Gary I. Horowitz
Gary I. Horowitz